[redacted]

U
SECURITIES A
Wash

11020584

SEC Mail Processing Section
AUG 31 2011
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowder Rubicam, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Lakeside Drive, Suite 705
(No. and Street)

Oakland	CA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Rory Crowder 510-817-4514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/14/11

OATH OR AFFIRMATION

I, William Rory Crowder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowder Rubicam, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

JEREMY DANG
COMM. #1851631
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires June 20, 2013

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 17th day of Aug, 20 11, by William R. Crowder, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowder Rubicam, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
Crowder Rubicam, Inc.
Oakland, California

I have audited the accompanying statement of financial condition of Crowder Rubicam, Inc., (the Company) as of June 30, 2011 and related statements of income, changes in shareholder's equity and changes in financial condition for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2011 and the results of its operations, and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 22, 2011

Crowder Rubicam Inc.
Statement of Financial Condition
June 30, 2011

Assets

Cash and cash equivalent	$ 21,749
Commissions receivable	8,078
Prepaid expenses and other assets	2,396
Furniture and fixtures net of depreciation of $25,469	1,706
Total assets	$ 33,929

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued liabilities	$ 3,433
Total liabilities	3,433
Shareholder's Equity	
Common stock ($1.00 par value, 999,999 shares authorized and issued; 25,000 shares outstanding)	25,000
Paid-in capital	19,316
Retained earnings (deficit)	(13,820)
Total shareholder's equity	30,496
Total liabilities and shareholder's equity	$ 33,929

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam Inc.
Statement of Income
For the year ended June 30, 2011

Revenues	
Commissions	$ 112,653
Total revenues	112,653
Expenses	
Clearing fees	25,076
Depreciation and amortization	5,094
Insurance	11,235
Market data	8,054
Moving expenses	2,373
Office expenses	8,542
Professional fees	4,825
Regulatory fees	1,263
Rent	21,391
Salaries and related taxes	21,500
Telephone	2,481
Travel and entertainment	1,386
All other expenses	5,837
Total expenses	119,057
Net income (loss) before income tax provision	(6,404)
Income tax provision	800
Net income (loss)	$ (7,204)

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam Inc.
Statement of Changes in Shareholder's Equity
For the year ended June 30, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2010	25,000	$25,000	$ 20,816	$ (6,616)	$ 39,200
Net Income (loss)				(7,204)	(7,204)
Distribution			(1,500)		(1,500)
Balance, June 30, 2011	25,000	$25,000	$ 19,316	$(13,820)	$ 30,496

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam Inc.
Statement of Changes in Financial Condition
For the year ended June 30, 2011

Cash Flows from Operating Activities:	
Net income (loss)	$ (7,204)
Depreciation and amortization	5,094
Changes in operating assets and liabilities:	
Accounts receivable	1,259
Prepaid expenses	0
Accrued expenses	2,793
Net cash used in operating activities	1,942
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Distribution	(1,500)
Cash Flows from Financing Activities	(1,500)
Net increase in cash	442
Cash at beginning of period	21,307
Cash at June 30, 2011	$ 21,749

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Crowder Rubicam, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Malibu, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated on August 22, 2005, and became a member of the National Association of Securities Dealers, Inc. ("NASD") March 8, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

Summary of Significant Accounting Policies

Basis of Presentation
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Provision for Income Taxes
The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 740, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and Equipment
Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending June 30, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 2: INCOME TAXES

The components of the income tax provision are as follows:

	Current
State tax expense	$ 800
Federal tax expense	0
Total income tax expense	$ 800

Net loss carry forward is $23,500 at June 30, 2011.

Crowder Rubicam, Inc.
Notes to Financial Statements
June 30, 2011

Note 3: CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses incurred to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 4: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011, the Company had a net capital of $26,394, which was $21,394 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,433) to net capital was .13 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 5: - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 6: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end June 30, 2011 through August 22, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure

Crowder Rubicam Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2011

Computation of net capital		
Total shareholder's equity		$ 30,496
Less: Non Allowable assets		
Prepaid expenses	$ 2,396	
Furniture and fixtures net of depreciation of $25,469	1,706	(4,102)
Net capital		$ 26,394
Computation of net capital requirements		
Minimum net aggregate requirements		
6-2/3% of net aggregate indebtedness	$ 229	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		$ 5,000
Excess net capital		$ 21,394
Ratio of aggregate indebtedness to net capital	0.13 : 1	
Computation of aggregate indebtedness:		
Total liabilities	$ 3,433	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 29,857
Audit adjustments:	
Decrease in cash	(30)
Accrued expenses	(3,433)
Net capital per audit	$ 26,394

See independent auditor's report

Crowder Rubicam, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

A computation of reserve requirements is not applicable to Crowder Rubicam, Inc. as Crowder Rubicam, Inc. qualifies for exemption under Rule 15c3-3(k) (2) (ii)

See independent auditor's report.

Crowder Rubicam, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2011

Information relating to possession or control requirements is not applicable to Crowder Rubicam, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

See independent auditor's report.

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Crowder Rubicam, Inc.
Oakland, California

In planning and performing my audit of the financial statements and supplemental schedules of Crowder Rubicam, Inc.(the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Crowder Rubicam, Inc.
Oakland, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
August 22, 2010